SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2025

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact name of registrant as specified in its charter)

America Mobile

(Translation of Registrant´s name into English)

Lago Zurich 245

Plaza Carso / Edificio Telcel

Colonia Ampliación Granada

Alcaldía Miguel Hidalgo,

11529, Mexico City, Mexico

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Mexico City, January 23, 2025, América Móvil, S.A.B. de C.V. (the “Company” or “AMX”) [BMV: AMX] [NYSE: AMX], informs that on January 9, 2025, the Company received a letter from its independent registered public accounting firm, Mancera S.C., a member of Ernst & Young Global Limited (“Mancera/EY”), stating that Mancera/EY has withdrawn its opinion, dated April 29, 2024, relating to the effectiveness of the Company’s internal control over financial reporting (“ICFR”) as of December 31, 2023, included in Item 15 of the Company’s Annual Report on Form 20-F/A, filed with the U.S. Securities and Exchange Commission on May 1, 2024 (the “20-F”), for the reasons described below (the “January 9 letter”).

Subsequent to the filing of the Company’s 20-F, on August 14, 2024, Mancera/EY informed the Company and its Audit and Corporate Practices Committee (Comité de Auditoría y Prácticas Societarias) that the Public Company Accounting Oversight Board (PCAOB) commenced an inspection of Mancera/EY’s integrated audit of the Company’s consolidated financial statements for the fiscal year ended December 31, 2023. As a result of this inspection, Mancera/EY has performed additional procedures it had omitted on internal controls and identified internal control deficiencies with respect to Teléfonos de México, S.A.B. de C.V., certain of its subsidiaries and certain of our other subsidiaries related to the wireline business in Mexico and concluded that such deficiencies have resulted in material weaknesses in the Company’s ICFR. In its January 9 letter, Mancera/EY requested the Company to take necessary measures to notify the public that Mancera/EY’s opinion relating to the effectiveness of the Company’s ICFR as of December 31, 2023 should no longer be relied upon. Since the receipt of the January 9 letter, the Company has been providing Mancera/EY with the additional information required for the additional procedures being conducted and has been in constant communication with Mancera/EY to address any pending or additional concerns they have over the Company’s ICFR for the relevant periods. To date, Mancera/EY continues to perform additional procedures it had omitted, that, in their opinion, may result in the identification of one or more additional material weaknesses in the Company’s ICFR, including in other subsidiaries.

In its January 9 letter, Mancera/EY stated that, to such date, there are no impacts on the Company’s consolidated financial statements for the fiscal year ended December 31, 2023 and, therefore, has not withdrawn its audit report on the consolidated financial statements included in the 20-F.

The Company is currently reviewing Mancera/EY’s conclusions relating to the effectiveness of the Company’s ICFR in order to make its own conclusions regarding the effectiveness of the Company’s ICFR for the relevant periods. The Company will continue to work closely with Mancera/EY to address their comments relating to the deficiencies they have identified and to remediate any such deficiencies as appropriate.

The Company intends to amend its 20-F to reflect Mancera/EY’s final assessment of ICFR as of the period covered by such opinion.

This press release contains certain forward-looking statements that reflect the current views and/or expectations of AMX and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this press release. AMX is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 23, 2025

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Alejandro Cantú Jiménez
Name:	Alejandro Cantú Jiménez
Title:	General Counsel